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Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, [redacted]

07021679

SEC MAIL RECEIVED PROCESSING
MAR - 7 2007
WASH. D.C. 186 SECTION

Reykjavik, March 1 2007
File no. 90-07-0158

PROCESSED
MAR 1 3 2007
THOMSON FINANCIAL

SUPPL

Re: Actavis Group hf. (File No. 82-34959)
<u>Submission Pursuant to Rule 12g3-2(b)(iii)</u>

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (March 1, 2007): Actavis Group hf. announces **Annual Results 2006**. **Actavis increases net profit by 27% to EUR103 million in 2006** (enclosed).

2. News release (March 1, 2007): Actavis Group hf. Announces **Receives approval for Ranitidine syrup in the U.S.** (enclosed).

3. News release (March 1, 2007): Actavis Group hf. Announces **Presentation of Annual Results 2006** (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Ólafur Arinbjörn Sigurðsson, Partner
LOGOS legal services

Partners in alphabetical order
Árni Vilhjálmsson • Bjarnfreður Ólafsson • Einar Baldvin Axelsson • Erlendur Gíslason • Guðmundur J. Oddsson • Gunnar Sturluson, Managing Partner
Hákon Árnason • Helga Melkorka Óttarsdóttir • Hjördís Halldórsdóttir • Othar Örn Petersen • Ólafur Arinbjörn Sigurðsson
Pétur Guðmundarson • Ragnar Tómas Árnason
Jakob R. Möller of counsel

Efstaleiti 5 • 103 Reykjavik • Iceland • Tel: +354 5 400 300 • Fax: +354 5 400 301 • logos@logos.is • www.logos.is
42 New Broad Street • London • EC2M 1JD • UK • Tel: +44 20 7920 3000 • Fax: +44 20 7920 3099

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

Reykjavik, March 1 2007
File no. 90-07-0158

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (March 1, 2007): Actavis Group hf. announces **Annual Results 2006. Actavis increases net profit by 27% to EUR103 million in 2006** (enclosed).

2. News release (March 1, 2007): Actavis Group hf. Announces **Receives approval for Ranitidine syrup in the U.S.** (enclosed).

3. News release (March 1, 2007): Actavis Group hf. Announces **Presentation of Annual Results 2006** (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Ólafur Arinbjörn Sigurðsson, Partner
LOGOS legal services

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Annual Results 2006 1.3.2007 08:02:56

News categories: Corporate results
Actavis Group - Annual Results 2006.pdf
Actavis Group - Fréttatilkynning 12 2006.pdf
Actavis Group - Press release.pdf

Print

Actavis increases net profit by 27% to EUR103 million in 2006

- Double digit growth in Central and Eastern Europe and North America -

Actavis Group ("ACT"), the international generic pharmaceuticals company, announces its results for the fourth quarter and full year ended 31 December 2006.

Highlights

- Reported revenue in the fourth quarter increased significantly by 80.0% to EUR350.2 million (4Q2005: EUR194.5 million) and by 138.2% to EUR1,379.9 (2005: EUR579.3 million), reflecting a first full year contribution from Alpharma's human generics division, acquired in December 2005
- Underlying revenue for the quarter increased by 17.1% (4Q 2005 pro forma: EUR299.1 million) and by 9.4% for the year (2005 pro forma: EUR1260.9 million) reflecting strong organic growth in Eastern Europe and North America
- On a divisional basis:
    - Pro-forma sales in Central & Eastern Europe and Asia ("CEEA") increased to EUR148.6 million for the quarter (4Q 2005 pro forma: EUR113.2 million). Underlying growth was 31.3% in the quarter and 17.9% for the year.
    - Pro-forma sales in North America increased 28.9% to EUR92.0 million for the quarter (4Q 2005 pro-forma: EUR71.4 million), representing underlying growth of 28.9% and 12.5% for the full year.
    - Sales in Western Europe, Middle East and Africa increased 13.1% on a pro-forma basis to EUR76.9 million for the quarter (4Q 2005 pro forma: EUR68.0 million), but were unchanged for the year due to price erosion, especially in Germany.
    - Third-party sales declined 25.5% to EUR33.8 million for the quarter and by 6.5% for the year due to pricing pressure following the recent health care reforms in Germany.
- The EBITDA margin was 19.9% for the quarter and 20.8% for the year as a whole. Excluding distribution in Bulgaria, the EBITDA margin was 21.7% for the quarter and 22.3% for the year.
- Net profit was EUR32.5 million for 4Q and EUR102.7 million for the full year. Underlying net profit increased by 1.5% for the quarter and increased 71.7% for the year (excluding one time costs related to the attempted acquisition of PLIVA and amortisation of purchased intangibles).
- Underlying diluted earnings per share was up 16.7% to EUR0.03190 for the full year.
- Actavis completed strategic acquisitions in the US, Russia and India, all of which are expected to deliver revenue growth and further reductions in supply chain costs going forward.
- The Group continued to leverage its strong pipeline through 113 product and market launches in the quarter, making a total of 376 launches for the year.

	Three months ended 31 Dec.			YTD 2006		
Thousands of Euro	**4Q 2006**	**4Q 2005**	**% Change**	**12M 2006**	**12M 2005**	**% Change**
Total Revenues.................	350.183	194.547	80,0%	1.379.921	579.264	138,2%
Total expense...................	-304.601	-160.037	90,3%	-1.182.337	-472.751	150,1%
EBITDA............................	69.548	52.156	33,3%	287.134	148.471	93,4%
EBITDA %........................	19,9%	26,8%	-25,9%	20,8%	25,6%	-18,8%
Profit before tax................	38.121	36.647	4,0%	127.257	91.479	39,1%
Underlying net profit..........	38.827	38.254	1,5%	148.819	86.679	71,7%

Net profit..........................	32.540	35.416	-8,1%	102.689	81.003	26,8%
Underlying diluted earnings per share........	0,00892	0,01121	-20,4%	0,03190	0,02734	16,7%
Diluted earnings per share..	0,00700	0,01036	-32,5%	0,01804	0,02548	-29,2%

Actavis President & CEO, Robert Wessman, commented:
"This is another strong performance for the Group, where we have delivered on our EBITDA and net income targets for the year. We have continued to grow our business, both organically and through strategic acquisitions, achieving double-digit underlying growth in CEEA and the US and expanding our operations in key markets including Russia and Romania. The strength in our underlying business combined with our potential to drive further efficiencies across the Group, provides us with a solid platform for future growth."

Actavis Group - Receives approval for Ranitidine syrup in the U.S 1.3.2007 08:31:59

Flokkur: Fyrirtækjafréttir Prenta

Actavis receives approval for Ranitidine syrup in the U.S.

- FDA grants 180 day marketing exclusivity -

Reykjavik, Iceland, 1 March, 2007 — Actavis U.S., the United States manufacturing and marketing division of the international generic pharmaceuticals company Actavis Group (ICEX: ACT), today announced that it has received approval from the U.S. Food & Drug Administration (FDA) to market Ranitidine Oral Solution USP. Due to Actavis' first-to-file status, the FDA has granted Actavis a 180-day marketing exclusivity that will commence with the distribution of the product in the coming weeks.

Ranitidine Syrup, the generic equivalent of GlaxoSmithKline's Zantac® Syrup, will be available in the 15 mg/mL strength. Ranitidine Syrup is indicated for the treatment and prevention of ulcers, gastroesophageal reflux disorder (GERD), and to treat conditions due to high acid secretion.

Annual brand sales of Ranitidine Syrup in the U.S. were approximately US$121 million for the twelve months ending December 2006, according to IMS Health data.

Robert Wessman, President and CEO of Actavis, commented,
"The FDA approval for Ranitidine represents one of the most significant product launches in the U.S. market. We are excited about the 180-day marketing exclusivity, and we plan to take full advantage of our unique position in the market to realize the sales potential of the product."

Doug Boothe, EVP of US Commercial and Administration, said,
"The Ranitidine final approval and marketing exclusivity is a great achievement for our U.S. organization. We expect this product to be among our key products in our dynamic U.S. product portfolio, and this approval represents a visible milestone in Actavis' revitalized U.S. development efforts."

About Actavis
Actavis is one of the world's leading generic pharmaceutical companies specializing in the development, manufacture and sale of generic pharmaceuticals. Based in Iceland, the company has operations in over 30 countries, with 11,000 employees. The company's market capitalization is approximately EUR3bn (US$3.8 billion) and is listed in the Iceland Stock Exchange. Actavis expects 2007 sales to total EUR1.6bn, with approximately one-third of these sales coming from the United States, the company's single largest market. In the US alone, the company made 38 ANDA filings in 2006 and expects to file 40-45 in the year 2007 along with 18-20 new product launches. The company's US operations are located in New Jersey, Maryland and North Carolina.

More information about Actavis can be found at www.actavis.com.

Inquiries
Halldor Kristmannsson
VP of Corporate Communications
+354 535 2325/ +354 840 3425
hkristmannsson@actavis.com

Doug Boothe
Executive VP US Commercial and Administration
Tel: +1 973 200 2074

dboothe@actavis.com

Information in this press release may contain forward-looking statements with respect to the financial condition, results of operations and businesses of Actavis. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, exchange rate fluctuations, the risk that research and development will not yield new products that achieve commercial success, the impact of competition, price controls and price reductions, the risk of loss or expiration of patents or trade marks, difficulties of obtaining and maintaining governmental approvals for products, the risk of substantial product liability claims, exposure to environmental liability.

[redacted]

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Group - Presentation of Annual Results 2006 1.3.2007 09:08:43

Flokkur: Afkomufréttir Prenta
Actavis Group - Presentation of Annual Results 2006.pdf

Enclosed is a presentation of Actavis Group annual results 2006.

END